Exhibit 99.1

500.com Limited Announces Unaudited Financial Results

For the Fourth Quarter and Full Year ended December 31, 2018

SHENZHEN, China, February 20, 2019—500.com Limited (NYSE: WBAI) (“500.com” or the “Company”), a leading online sports lottery service provider in China, today reported its unaudited financial results for the fourth quarter and full year ended December 31, 2018.

Physical Sales Channels of Sports Lottery Tickets

On March 6, 2018, the Company entered into a framework agreement with the China Sports Lottery Administration Center (“CSLA”), under which, both parties plan to cooperate to develop physical channels to sell sports lottery tickets.

As of the reporting date, the Company has entered into framework agreements with Tianjin, Hunan and several other provinces and cities in China, assisted in developing physical sales channels of sports lottery tickets and started trial operations in Tianjin, Hunan, Hubei, Guangxi and several other provinces and cities in China. The Company is committed to assisting sports lottery sales organizations throughout the country to improve the distribution of physical sales channel outlets, in order to enhance the convenience of sports lottery ticket purchases and optimize the user experience for lottery purchasers.

Suspension of Online Sports Lottery Sales in China

All provincial sports lottery administration centers to which the Company provided sports lottery sales services have suspended accepting online purchase orders for lottery products in response to the Notice related to Self-Inspection and Self-Remedy of Unauthorized Online Lottery Sales, (the “Self-Inspection Notice”), which was jointly promulgated by the Ministry of Finance, the Ministry of Civil Affairs and the General Administration of Sports of the People’s Republic of China on January 15, 2015. In response to the Self-Inspection Notice, on April 4, 2015, the Company decided to voluntarily suspend all online lottery sales services. As a result of the provincial sport lottery administration centers’ decision to suspend accepting online lottery orders and the Company’s voluntary suspension of all online sports lottery sales services in China, the Company has not generated any revenue from these services since April 2015.

Other Recent Material Transaction

On February 9, 2018, the Company disposed of its 51% equity interest in Qufan Internet Technology Inc., and Shenzhen Qufan Network Technology Co., Ltd, (“Qufan”), an operator of mobile social poker games, which was acquired on November 25, 2016. The Company’s consolidated statements of comprehensive loss for the fourth quarters and full years ended December 31, 2018 and December 31, 2017 have been reclassified to reflect the Qufan business segment as a discontinued operation.

Fourth Quarter 2018 Highlights for Continuing Operations

•	Net revenues were RMB27.2 million (US$4.0 million), compared with RMB30.1 million for the third quarter 2018, and RMB35.6 million for the fourth quarter of 2017.

•	Operating loss was RMB245.2 million (US$35.7 million), compared with operating loss of RMB100.3 million for the third quarter of 2018, and operating loss of RMB142.8 million for the fourth quarter of 2017.

1

•	Non-GAAP[1] operating loss was RMB220.0 million (US$32.0 million), compared with non-GAAP operating loss of RMB57.6 million for the third quarter of 2018, and non-GAAP operating loss of RMB119.6 million for the fourth quarter of 2017.

•	Net loss attributable to 500.com was RMB247.7 million (US$36.0 million), compared with net loss attributable to 500.com of RMB96.5 million for the third quarter of 2018, and net loss attributable to 500.com of RMB127.1 million for the fourth quarter of 2017.

•	Non-GAAP net loss attributable to 500.com was RMB222.5 million (US$32.4 million), compared with non-GAAP net loss attributable to 500.com of RMB53.8 million for the third quarter of 2018, and non-GAAP net loss attributable to 500.com of RMB103.9 million for the fourth quarter of 2017.

•	Basic and diluted losses per ADS were RMB6.05 (US$0.88).

•	Non-GAAP basic and diluted losses per ADS were RMB5.50 (US$0.80).

Full Year 2018 Highlights for Continuing Operations

•	Net revenues were RMB126.1 million (US$18.3 million), compared with net revenues of RMB72.6 million for the full year 2017.

•	Operating loss was RMB494.4 million (US$71.9 million), compared with operating loss of RMB367.3 million for the full year 2017.

•	Non-GAAP operating loss was RMB385.8 million (US$56.1 million), compared with non-GAAP operating loss of RMB276.2 million for the full year 2017.

•	Net loss attributable to 500.com was RMB453.9 million (US$66.0 million), compared with net loss attributable to 500.com of RMB332.4 million for the full year 2017.

•	Non-GAAP net loss attributable to 500.com was RMB345.2 million (US$50.2 million), compared with non-GAAP net loss attributable to 500.com of RMB241.3 million for the full year 2017.

•	Basic and diluted losses per ADS were RMB11.30 (US$1.64).

•	Non-GAAP basic and diluted losses per ADS were RMB8.50 (US$1.20).

1 Non-GAAP financial measures exclude the impact of share-based compensation expenses. Reconciliations of non-GAAP financial measures to U.S. GAAP financial measures are set forth in the table at the end of this release.

2

Mr. Zhengming Pan, the CEO of 500.com, stated, “Since we voluntarily suspended our online lottery sales operations in April 2015, we have continued to engage in new and promising initiatives to increase our revenue base. For example, we acquired TMG in July 2017, and this acquisition has significantly increased our revenue. In addition, in March 2018, we entered into a framework agreement with CSLA, under which, both parties plan to cooperate to develop physical channels to sell sports lottery tickets. In that regard, we have entered into framework agreements with Tianjin, Hunan and several other provinces and cities in China, to assist them in developing physical sales channels of sports lottery tickets. We also have started trial operations in Tianjin, Hunan, Hubei, Guangxi and several other provinces and cities in China. We will continue to look for opportunities to enhance value for our shareholders.”

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Fourth Quarter 2018 Financial Results for Continuing Operations

Net Revenues

The Company has assessed the impact of the ASC 606 guidance at the beginning of 2018 by reviewing its existing customer contracts and current accounting policies and practices to identify differences that will result from applying the new requirements, including the evaluation of its performance obligations, transaction price, customer payments, transfer of control and principal versus agent considerations. Based on the assessment, the Company concluded that there was no change to the timing and pattern of revenue recognition for its current revenue streams in scope of Topic 606 and therefore there were no material changes to the Company’s consolidated financial statements upon adoption of ASC 606.

Net revenues were RMB27.2 million (US$4.0 million) for the fourth quarter of 2018, representing a decrease of RMB8.4 million or 23.6% from RMB35.6 million for the fourth quarter of 2017 and a decrease of RMB2.9 million or 9.6% from RMB30.1 million for the third quarter of 2018. Net revenues during the fourth quarter of 2018 consisted primarily of RMB22.3 million (EUR2.8 million) in revenue contribution from the Company’s online lottery betting and online casino in Europe through TMG, which accounted for 82.0% of total net revenues.

Operating Expenses

Operating expenses were RMB273.5 million (US$39.8 million) for the fourth quarter of 2018, representing an increase of RMB123.1 million or 81.8% from RMB150.4 million for the fourth quarter of 2017, and an increase of RMB137.8 million or 101.5% from RMB135.7 million for the third quarter of 2018. The year-over-year increase was mainly due to an impairment provision of RMB149.9 million provided for the Company’s long-term investment during the fourth quarter of 2018, compared with an impairment provision of RMB28.8 million provided for long-term investment for the same period of 2017; an increase of RMB4.7 million in depreciation and amortization mainly associated with the leasehold improvements for the Company’s new offices which were put into use at the end of 2017; an increase of RMB2.0 million in share-based compensation expenses associated with share options granted to the Company’s employees; an increase of RMB1.3 million in platform service costs for TMG associated with its online casino operations; and an increase of RMB0.8 million in lottery insurance costs for TMG associated with its online lottery operations; which were partially offset by a decrease of RMB5.7 million in marketing and promotional expenses relating to mobile gaming. The sequential increase was mainly due to an impairment provision of RMB149.9 million provided for long-term investment during the fourth quarter of 2018; an increase of RMB7.1 million in expenses for employees; an increase of RMB1.1 million in travelling and related expenses; an increase of RMB0.9 million in lottery insurance costs for TMG associated with its online lottery operations; an increase of RMB0.6 million in platform service costs for TMG associated with its online casino operations, which were partially offset by a decrease of RMB17.5 million in share-based compensation expenses associated with share options granted to the Company’s employees and a decrease of RMB4.9 million in marketing and promotional expenses relating to advertising during the World Cup.

Cost of services was RMB20.6 million (US$3.0 million) for the fourth quarter of 2018, representing an increase of RMB2.5 million or 13.8% from RMB18.1 million for the fourth quarter of 2017, and an increase of RMB2.1 million or 11.4% from RMB18.5 million for the third quarter of 2018. The year-over-year increase was mainly attributable to an increase of RMB1.3 million in platform service costs for TMG associated with its online casino operations; an increase of RMB0.8 million in lottery insurance costs for TMG associated with its online lottery operations; and an increase of RMB0.4 million in depreciation associated with sports lottery terminals. The sequential increase was mainly attributable to an increase of RMB0.9 million in lottery insurance costs for TMG associated with its online lottery operations; an increase of RMB0.6 million in platform service costs for TMG associated with its online casino operations; and an increase of RMB0.5 million in server hosting costs.

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Sales and marketing expenses were RMB22.8 million (US$3.3 million) for the fourth quarter of 2018, representing a slight decrease of RMB0.9 million or 3.8% from RMB23.7 million for the fourth quarter of 2017, and a decrease of RMB3.8 million or 14.3% from RMB26.6 for the third quarter of 2018. The sequential decrease was mainly attributable to a decrease of RMB4.9 million in marketing and promotional expenses relating to advertising during the World Cup and a decrease of RMB1.7 million in share-based compensation expenses associated with share options granted to the Company’s employees, which were partially offset by an increase of RMB2.3 million in expenses for employees; an increase of RMB0.2 million in depreciation associated with leasehold improvements for the Company’s provincial offices associated with physical sales channels of sports lottery tickets; and an increase of RMB0.2 million in travelling and related expenses.

General and administrative expenses were RMB64.0 million (US$9.3 million) for the fourth quarter of 2018, representing a slight increase of RMB2.1 million or 3.4% from RMB61.9 million for the fourth quarter of 2017, and a decrease of RMB9.3 million or 12.7% from RMB73.3 million for the third quarter of 2018. The sequential decrease was mainly due to a decrease of RMB12.8 million in share-based compensation expenses associated with share options granted to the Company’s employees, which was partially offset by an increase of RMB2.8 million in expenses for employees and an increase of RMB0.9 million in travelling and related expenses.

Service development expenses were RMB16.1 million (US$2.3 million) for the fourth quarter of 2018, representing a decrease of RMB1.9 million or 10.6% from RMB18.0 million for the fourth quarter of 2017, and a decrease of RMB1.3 million or 7.5% from RMB17.4 million for the third quarter of 2018. The year-over-year decrease was mainly due to a decrease of RMB2.2 million in expenses for employees; a decrease of RMB0.6 million in consulting expenses; a decrease of RMB0.5 million in technical fees; and a decrease of RMB0.3 million in travelling and related expenses, which were partially offset by an increase of RMB1.9 million in rental expenses for the Company’s new offices which were put into use at the end of 2017. The sequential decrease was mainly due to a decrease of RMB3.0 million in share-based compensation expenses associated with share options granted to the Company’s employees, which was partially offset by an increase of RMB2.0 million in expenses for employees.

Impairment of equity method investments was RMB149.9 million (US$21.8 million) for the fourth quarter of 2018, representing an increase of RMB121.1 million or 420.5% from RMB28.8 million for the fourth quarter of 2017, there was no such impairment for the third quarter of 2018. The impairment of equity method investments was related to the Company’s investment in Loto Interactive limited, which was calculated based on the closing market price on December 31, 2018.

Operating Loss

Operating loss was RMB245.2 million (US$35.7 million) for the fourth quarter of 2018, compared with operating loss of RMB142.8 million for the fourth quarter of 2017, and operating loss of RMB100.3 million for the third quarter of 2018.

Non-GAAP operating loss was RMB220.0 million (US$32.0 million) for the fourth quarter of 2018, compared with non-GAAP operating loss of RMB119.6 million for the fourth quarter of 2017, and non-GAAP operating loss of RMB57.6 million for the third quarter of 2018.

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Net Loss Attributable to 500.com

Net loss attributable to 500.com was RMB247.7 million (US$36.0 million) for the fourth quarter of 2018, compared with net loss attributable to 500.com of RMB127.1 million for the fourth quarter of 2017, and net loss attributable to 500.com of RMB96.5 million for the third quarter of 2018. The year-over-year increase was mainly due to an impairment provision of RMB149.9 million provided for long-term investment during the fourth quarter of 2018, compared with an impairment provision of RMB28.8 million provided for long-term investment during the fourth quarter of 2017. The sequential increase was mainly due to an impairment provision of RMB149.9 million provided for long-term investment during the fourth quarter of 2018, while no such impairment provision provided for the third quarter of 2018.

Non-GAAP net loss attributable to 500.com was RMB222.5 million (US$32.4 million) for the fourth quarter of 2018, compared with non-GAAP net loss attributable to 500.com of RMB103.9 million for the fourth quarter of 2017, and non-GAAP net loss attributable to 500.com of RMB53.8 million for the third quarter of 2018.

Fourth Quarter 2018 Financial Results for Discontinued Operations

Net income from discontinued operations, net of taxes

The Company disposed of Qufan on February 9, 2018 for a total consideration of RMB127.5 million and recognized a disposal gain of RMB10.2 million, including foreign exchange loss, thus there were no net income from discontinued operations for the three months ended December 31, 2018 and September 30, 2018. Net loss from discontinued operations, net of taxes, was RMB2.9 million for the three months ended December 31, 2017.

Full Year 2018 Financial Results for Continuing Operations

Net revenues for the full year 2018 were RMB126.1 million (US$18.3 million), representing an increase of RMB 53.5 million or 73.7% from RMB72.6 million for the full year 2017. The Company acquired the TMG in July 2017, on a pro forma basis, had the TMG acquisition been completed on January 1, 2017, it would have contributed a full-year total net revenue of RMB93.4 million (EUR12.2 million) to the Company, which would have brought the total net revenue of the Company to RMB116.6 million for the year 2017. The year-over-year increase in net revenue on pro forma basis would have been only RMB9.5 million or 8.1%.

Operating loss for the full year 2018 was RMB494.4 million (US$71.9 million), representing an increase of RMB 127.1 million or 34.6% from RMB367.3 million for the full year 2017.

Non-GAAP operating loss for the full year 2018 was RMB385.8 million (US$56.1 million), representing an increase of RMB109.6 million or 39.7% from RMB276.2 million for the full year 2017.

Net loss attributable to 500.com for the full year 2018 was RMB453.9 million (US$66.0 million), representing an increase of RMB121.5 million or 36.6% from RMB332.4 million for the full year 2017.

Non-GAAP net loss attributable to 500.com for the full year 2018 was RMB345.2 million (US$50.2 million), representing an increase of RMB103.9 million or 43.1% from RMB241.3 million for the full year 2017.

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Cash and Cash Equivalents, Restricted Cash, Time Deposits and Short-term Investments

As of December 31, 2018, the Company had cash and cash equivalents of RMB435.1 million (US$63.3 million), restricted cash2 of RMB1.3 million (US$0.2 million) and short-term investments of RMB100.0 million (US$14.5 million), compared with cash and cash equivalents of RMB496.4 million, restricted cash of RMB1.3 million and short-term investments of RMB100.0 million as of September 30, 2018.

Prepayments and Other Current Assets

As of December 31, 2018, the balance of prepayment and other current assets was RMB64.7 million (US$9.4 million), compared with RMB51.6 million as of September 30, 2018. The balance as of December 31, 2018 mainly included: (i) the current portion of deferred expenses of RMB15.4 million (US$2.2 million); (ii) receivables from third party payment providers of RMB9.2 million (US$1.4 million); (iii) deposit receivables of RMB1.7 million (US$0.3 million); (iv) receivables of consideration from disposal of subsidiaries of RMB4.3 million (US$0.6 million); (v) deductible value added input tax of RMB12.6 million (US$1.8 million); and (vi) other receivables of RMB21.5 million (US$3.1 million).

2 Restricted cash represents government grants received but pending final clearance.

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Business Outlook

The Company does not expect to issue any earnings forecast until it receives clear instructions as to the resumption date of online sports lottery sales from the Ministry of Finance.

Currency Convenience Translation

This announcement contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars were made at the exchange rate of RMB6.8755 to US$1.00, as set forth in the H.10 statistical release of the Federal Reserve Board on December 31, 2018, and all translations from Renminbi to EUR were made at the exchange rate of RMB7.8113 to EUR1.00, which is the average of the month-end exchange rates as set forth in the statistical release of State Administration of Foreign Exchange at the end of each month in 2018.

About 500.com Limited

500.com Limited (NYSE: WBAI) is a leading online sports lottery service provider in China. The Company offers a comprehensive and integrated suite of online lottery services, information, user tools and virtual community venues to its users. 500.com was among the first companies to provide online lottery services in China, and is one of two entities that have been approved by the Ministry of Finance to provide online lottery sales services on behalf of the China Sports Lottery Administration Center, which is the government authority that is in charge of the issuance and sale of sports lottery products in China.

Safe Harbor Statements

This news release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “going forward,” “outlook” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

About Non-GAAP Financial Measures

To supplement the Company’s financial results presented in accordance with U.S. GAAP, the Company uses non-GAAP financial measures, which are adjusted from results based on U.S. GAAP to exclude share-based compensation expenses in the Company’s consolidated affiliated entities. Reconciliations of non-GAAP financial measures to U.S. GAAP financial measures are set forth in table at the end of this release, which provide more details on the non-GAAP financial measures.

Non-GAAP financial information is provided as additional information to help investors compare business trends among different reporting periods on a consistent basis and to enhance investors’ overall understanding of the historical and current financial performance of the Company’s continuing operations and prospects for the future. Non-GAAP financial information should not be considered a substitute for or superior to U.S. GAAP results. In addition, calculations of this non-GAAP financial information may be different from calculations used by other companies, and therefore comparability may be limited.

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For more information, please contact:

500.com Limited

ir@500wan.com

Christensen

In China

Mr. Christian Arnell

Phone: +86-10-5900-1548

E-mail: carnell@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@ChristensenIR.com

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500.com Limited
Condensed Consolidated Balance Sheets
(Amounts in thousands of Renminbi ("RMB") and U.S. dollars ("US$"), except for number of shares)

	December 31, 2017	December 31, 2018	December 31, 2018
	RMB	RMB	US$
	Unaudited	Unaudited	Unaudited

ASSETS
Current assets:
Cash and cash equivalents	487,266	435,133	63,287
Restricted cash	1,238	1,254	182
Short-term investments	100,000	100,000	14,544
Accounts receivable	-	9	1
Prepayments and other current assets	81,316	64,678	9,407
Current assets for discontinued operations	67,202	-	-
Total current assets	737,022	601,074	87,421

Non-current assets:
Property and equipment, net	105,502	97,195	14,136
Intangible assets, net	243,261	214,962	31,265
Deposits	5,750	5,152	749
Long-term investments	452,073	194,375	28,271
Other non-current assets	6,257	3,563	518
Goodwill	129,752	129,752	18,872
Non-current assets for discontinued operations	74,942	-	-
Total non-current assets	1,017,537	644,999	93,811

TOTAL ASSETS	1,754,559	1,246,073	181,232

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accrued payroll and welfare payable	11,855	9,779	1,422
Accrued expenses and other current liabilities	146,233	87,638	12,745
Income tax payable	2,223	1,766	257
Current liabilities for discontinued operations	15,626	-	-
Total current liabilities	175,937	99,183	14,424

Non-current liabilities:
Long-term payables	27,785	4,196	610
Deferred tax liabilities	6,754	7,744	1,126
Non-current liabilities for discontinued operations	12,721	-	-
Total non-current liabilities	47,260	11,940	1,736

TOTAL LIABILITIES	223,197	111,123	16,160

Redeemable noncontrolling interest	22,052	29,388	4,274

Shareholders’ Equity:
Class A ordinary shares, par value US$0.00005 per share, 700,000,000 shares authorized as of December 31, 2017 and December 31, 2018; 333,787,552 and 350,804,532 shares issued and outstanding as of December 31, 2017 and December 31, 2018, respectively	115	121	18
Class B ordinary shares, par value US$0.00005 per share; 300,000,000 shares authorized as of December 31, 2017 and December 31, 2018; 74,400,299 and 74,400,299 shares issued and outstanding as of December 31, 2017 and December 31, 2018, respectively	28	28	4
Additional paid-in capital	2,295,111	2,431,924	353,709
Treasury shares	(143,780)	(143,780)	(20,912)
Accumulated deficit	(857,751)	(1,309,424)	(190,448)
Accumulated other comprehensive income	116,051	139,062	20,226

Total 500.com Limited shareholders’ equity	1,409,774	1,117,931	162,597
Noncontrolling interests	99,536	(12,369)	(1,799)
Total shareholders' equity	1,509,310	1,105,562	160,798

TOTAL LIABILITIES, NONCONTROLLING INTEREST AND SHAREHOLDERS' EQUITY	1,754,559	1,246,073	181,232

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500.com Limited
Condensed Consolidated Statements of Comprehensive Loss
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares, per share (or ADS) data)

	Three Months Ended				Twelve Months Ended
	December 31, 2017	September 30, 2018	December 31, 2018	December 31, 2018	December 31, 2017	December 31, 2018	December 31, 2018
	RMB	RMB	RMB	US$	RMB	RMB	US$
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
Net Revenues	35,587	30,109	27,160	3,950	72,591	126,089	18,339

Operating costs and expenses:
Cost of services	(18,085)	(18,468)	(20,590)	(2,995)	(38,216)	(80,017)	(11,638)
Sales and marketing	(23,674)	(26,591)	(22,846)	(3,323)	(63,295)	(92,465)	(13,448)
General and administrative	(61,918)	(73,290)	(64,004)	(9,309)	(224,320)	(251,384)	(36,562)
Service development expenses	(17,980)	(17,379)	(16,134)	(2,347)	(58,593)	(61,909)	(9,004)
Impairment of equity method investments	(28,781)	-	(149,896)	(21,801)	(28,781)	(149,896)	(21,801)
Total operating expenses	(150,438)	(135,728)	(273,470)	(39,775)	(413,205)	(635,671)	(92,453)
Other operating income	597	5,167	2,044	297	1,203	12,638	1,838
Government grant	1,565	408	3,537	514	6,789	7,620	1,108
Other operating expenses	(30,112)	(235)	(4,460)	(649)	(34,690)	(5,060)	(736)
Operating loss from continuing operations	(142,801)	(100,279)	(245,189)	(35,663)	(367,312)	(494,384)	(71,904)
Others, net	5,262	183	3	-	821	(43)	(6)
Interest income	4,072	3,811	3,719	541	20,032	15,308	2,226
Loss from equity method investments	(1,288)	(4,369)	(6,300)	(916)	(2,128)	(15,025)	(2,185)
Gain from disposal of a subsidiary	5,477	579	291	42	5,477	2,805	408
Changes in fair value of contingent considerations	(655)	-	-	-	(2,384)	-	-
Loss before income tax	(129,933)	(100,075)	(247,476)	(35,996)	(345,494)	(491,339)	(71,461)
Income tax (expense) benefit	(1,633)	712	(2,719)	(395)	14,025	19,603	2,851
Net loss from continuing operations	(131,566)	(99,363)	(250,195)	(36,391)	(331,469)	(471,736)	(68,610)

(Loss) income from discontinued operations , net of applicable income taxes	(2,854)	-	-	-	15,327	2,183	316
Gain on disposal of discontinued operations, net of applicable income taxes	-	-	-	-	-	10,160	1,478
Net (loss) income from discontinued operations, net of applicable income taxes	(2,854)	-	-	-	15,327	12,343	1,794
Net loss	(134,420)	(99,363)	(250,195)	(36,391)	(316,142)	(459,393)	(66,816)
Net loss attributable to noncontrolling interest from continuing operations	(3,101)	(2,865)	(2,472)	(360)	(6,734)	(8,820)	(1,283)
Net (loss) income attributable to noncontrolling interest from discontinued operations	(1,395)	-	-	-	7,689	1,099	161
Less: Net (loss) income attributable to noncontrolling interests	(4,496)	(2,865)	(2,472)	(360)	955	(7,721)	(1,122)
Net loss attributable to 500.com Limited	(129,924)	(96,498)	(247,723)	(36,031)	(317,097)	(451,672)	(65,694)
Other comprehensive (loss) income
Foreign currency translation (loss) gain	(10,580)	30,437	(16,713)	(2,431)	(55,805)	23,011	3,347
Change in fair value of available for sale investment	21	-	-	-	(733)	-	-
Other comprehensive (loss) income, net of tax	(10,559)	30,437	(16,713)	(2,431)	(56,538)	23,011	3,347
Comprehensive loss	(144,979)	(68,926)	(266,908)	(38,822)	(372,680)	(436,382)	(63,469)
Less: Comprehensive (loss) income attributable to noncontrolling interests	(4,289)	(3,914)	(3,311)	(482)	1,348	(9,047)	(1,316)
Comprehensive loss attributable to 500.com Limited	(140,690)	(65,012)	(263,597)	(38,340)	(374,028)	(427,335)	(62,153)

Weighted average number of Class A and Class B ordinary shares outstanding:
Basic	408,112,036	423,278,359	425,007,005	425,007,005	408,310,122	418,911,292	418,911,292
Diluted	408,112,036	423,278,359	425,007,005	425,007,005	408,310,122	418,911,292	418,911,292

Losses per share attributable to 500.com Limited-Basic and Diluted
Net loss from continuing operations	(0.31)	(0.23)	(0.61)	(0.09)	(0.81)	(1.13)	(0.16)
Net income from discontinued operations	(0.01)	-	-	-	0.04	0.03	0.004
Net loss	(0.32)	(0.23)	(0.61)	(0.09)	(0.78)	(1.10)	(0.16)

Losses per ADS* attributable to 500.com Limited-Basic and Diluted
Net loss from continuing operations	(3.11)	(2.28)	(6.05)	(0.88)	(8.14)	(11.30)	(1.64)
Net income from discontinued operations	(0.07)	-	-	-	0.38	0.29	0.04
Net loss	(3.18)	(2.28)	(6.05)	(0.88)	(7.77)	(11.01)	(1.60)

* American Depositary Shares, which are traded on the NYSE. Each ADS represents ten Class A ordinary shares of the Company.

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500.com Limited
Reconciliation of non-GAAP results of operations measures to the nearest comparable GAAP measures
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares, per share (or ADS) data)

	Three Months Ended				Twelve Months Ended
	December 31, 2017	September 30, 2018	December 31, 2018	December 31, 2018	December 31, 2017	December 31, 2018	December 31, 2018
	RMB	RMB	RMB	US$	RMB	RMB	US$
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
Operating loss from continuing operations	(142,801)	(100,279)	(245,189)	(35,663)	(367,312)	(494,384)	(71,904)
Adjustment for share-based compensation expenses	23,168	42,721	25,209	3,666	91,143	108,628	15,799
Adjusted operating loss from continuing operations (non-GAAP)	(119,633)	(57,558)	(219,980)	(31,997)	(276,169)	(385,756)	(56,105)

Net loss attributable to 500.com Limited from continuing operations	(127,070)	(96,498)	(247,723)	(36,031)	(332,424)	(453,855)	(66,010)
Net (loss) income attributable to 500.com Limited from discontinued operations	(2,854)	-	-	-	15,327	2,183	316
Net loss attributable to 500.com Limited	(129,924)	(96,498)	(247,723)	(36,031)	(317,097)	(451,672)	(65,694)
Adjustment for share-based compensation expenses	23,168	42,721	25,209	3,666	91,143	108,628	15,799
Adjusted net loss attributable to 500.com Limited from continuing operations (non-GAAP)	(103,902)	(53,777)	(222,514)	(32,365)	(241,281)	(345,227)	(50,211)
Adjusted net (loss) income attributable to 500.com Limited from discontinued operations (non-GAAP)	(2,854)	-	-	-	15,327	2,183	316
Adjusted net loss attributable to 500.com Limited (non-GAAP)	(106,756)	(53,777)	(222,514)	(32,365)	(225,954)	(343,044)	(49,895)

Losses per share attributable to 500.com Limited (non-GAAP)-Basic and diluted
Net loss from continuing operations (non-GAAP)	(0.25)	(0.13)	(0.55)	(0.08)	(0.59)	(0.85)	(0.12)
Net (loss) income from discontinued operations (non-GAAP)	(0.01)	-	-	-	0.04	0.01	-
Net loss (non-GAAP)	(0.26)	(0.13)	(0.55)	(0.08)	(0.55)	(0.84)	(0.12)

Losses per ADS* attributable to 500.com Limited (non-GAAP)-Basic and diluted
Net loss from continuing operations (non-GAAP)	(2.50)	(1.30)	(5.50)	(0.80)	(5.90)	(8.50)	(1.20)
Net income from discontinued operations (non-GAAP)	(0.10)	-	-	-	0.40	0.10	-
Net loss (non-GAAP)	(2.60)	(1.30)	(5.50)	(0.80)	(5.50)	(8.40)	(1.20)

Basic	408,112,036	423,278,359	425,007,005	425,007,005	408,310,122	418,911,292	418,911,292
Diluted	408,112,036	423,278,359	425,007,005	425,007,005	408,310,122	418,911,292	418,911,292

* American Depositary Shares, which are traded on the NYSE. Each ADS represents ten Class A ordinary shares of the Company.

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